United States securities and exchange commission logo





                           November 17, 2023

       Claudia Jaramillo
       Chief Financial Officer
       JACOBS SOLUTIONS INC.
       1999 Bryan Street Suite 1200
       Dallas, Texas 75201

                                                        Re: JACOBS SOLUTIONS
INC.
                                                            Form 10-K for the
year ended September 30, 2022
                                                            Filed on November
21, 2022
                                                            Form 8-K filed on
February 7, 2023
                                                            File No. 001-07463

       Dear Claudia Jaramillo:

              We have reviewed your August 22, 2023 response to our comment letter and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 25, 2023 letter.

       Form 8-K filed on February 7, 2023

       Reconciliation of Income Tax Expense from Continuing Operations to Adjusted Income Tax
       Expense from Continuing Operations, page 14

   1. We have considered your responses to our prior comments 1 and 2 and the information provided on our October
20, 2023 call with you. Based on the information provided, the presentation of the
Other Income Tax Adjustments line item changes the recognition and measurement principles
required by GAAP and results in non-GAAP measure that is
                                                        inconsistent with Rule
100(b) of Regulation G and Question 100.04 of the Compliance
                                                        and Disclosure
Interpretations on Non-GAAP Financial Measures. As such, please remove this adjustment
from your future non-GAAP presentations.
              Please contact Ameen Hamady at 202-551-3891 or Shannon Menjivar at 202-551-3856 if
       you have questions regarding comments on the financial statements and related matters.
 Claudia Jaramillo
JACOBS SOLUTIONS INC.
November 17, 2023
Page 2




FirstName LastNameClaudia Jaramillo   Sincerely,
Comapany NameJACOBS SOLUTIONS INC.
                                      Division of Corporation Finance
November 17, 2023 Page 2              Office of Real Estate & Construction
FirstName LastName